Ratios of Earnings to Fixed Charges

Exhibit 12.1

($ in thousands)						For the nine months ended
	1999	2000	2001	2002	2003	September 30, 2004	September 30, 2003
Net Income(loss) from continuing operations	$(16,649)	$(68,509)	$(472,789)	$(17,681)	$(6,337)	$1,685	$(6,177)

Plus Fixed charges:
Interest Expense	—	—	—	—	—	679	—
Debt Cost Amortization	—	—	—	—	—	154	—
Portion of rents representative of the interest factor	193	312	371	313	366	331	265

Total fixed charges (1)	$193	$312	$371	$313	$366	$1,164	$265
Adjusted earnings (2)	(16,456)	(68,197)	(472,418)	(17,368)	(5,971)	2,849	(5,912)
Ratio (2 divided by 1)	—	—	—	—	—	2.45	—

Fixed Charges Deficiency	$16,649	$68,509	$472,789	$17,681	$6,337	$—	$6,177